Exhibit 99.2

Exhibit 99.2

ASML

ASML reports 2013 results as guided, reiterates H1 2014 expectation

Continued strong demand underpins solid start of 2014

ASML 2013 Fourth Quarter and 2013 Annual Results

Veldhoven, the Netherlands

January 22, 2014

ASML

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Slide 2

22 January 2014

Forward looking statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected impact and adjustments relating to the Cymer acquisition (including purchase price allocation adjustments), the number of EUV systems expected to be shipped and timing of shipments, dividend policy and intention to repurchase shares These forward looking statements are subject to risks and uncertainties including: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission

ASML

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Slide 3

22 January 2014

Business summary

Business environment

ASML technology status

Outlook

ASML

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Slide 4

22 January 2014

Business summary

ASML

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Slide 5

22 January 2014

2013 – highlights

Net sales of € 5,245 million, gross margin 41.5%, net income € 1,015 million, EPS € 2.36

Completed acquisition of Cymer

Without the acquisition-related impact, the full-year 2013 net income would have been € 139 million higher. The gross margin would have been 43.1% (see pro forma financial overview on www.asml.com)

Shipped 3rd generation EUV systems

Delivered next generation immersion NXT:1970Ci systems supporting multiple patterning requirements for the next few years

Implemented holistic litho products for 20 nm node volume manufacturing

Returned more than € 500 million cash to shareholders through combined dividend and share buy backs

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Slide 6

22 January 2014

Q4 results – highlights

Record net sales of € 1,848 million, 56 litho systems sold, valued at € 1,441 million, net service and field option sales at € 407 million

Gross margin of 43.6%

GM is negatively impacted by 1.7% Cymer acquisition related costs* and 1.5% due to revenue recognition of 1 EUV system

Operating margin of 26.0%

Net bookings of € 1,449 million, 52 systems

Backlog at € 1,953 million, 56 systems

Net bookings and backlog numbers are excluding EUV

Numbers have been rounded for readers’ convenience

*see pro forma financial overview on www.asml.com

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Slide 7

22 January 2014

Net system sales breakdown in value: Q4 2013

Total value is € 1,441 million

Technology

KrF

19%

ArF dry 3%

EUV 4%

ArF Immersion

74%

Region

Taiwan

41%

China

13%

Korea

21%

USA

16%

Numbers have been rounded for readers’ convenience

End-Use

Memory

35%

IDM

19%

Foundry

46%

Japan 3% Europe 5%

Rest of Asia 1%

Sales in Units

1

27

2

26

EUV

ArF i

ArFdry

KrF

I-Line

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Slide 8

22 January 2014

Total net sales M€

Net Sales

6000

5,651

5,245

5000

1,211

4,732

4,508

1,023

1,848

4000

3,768

1,521

1,459

955

2,954

3000

1,229

494

1,318

934

1,176

2000

697

1,529

1,596

1,228

930

844

581

1,069

1,187

1000

555

1,452

1,252

949

919

277

742

892

0

183

2007

2008

2009

2010

2011

2012

2013

Q1 Q2 Q3 Q4

Numbers have been rounded for readers’ convenience

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Slide 9

22 January 2014

Consolidated statements of operations M€

Q3 13 Q4 13 2012 2013

Net sales 1,318 1,848** 4,732 5,245

Gross profit 531 806 2,005 2,177

Gross margin % 40.3% 43.6% 42.4% 41.5%

Other income (CCIP*) 17 17 0 64

R&D costs (244) (253) (589) (882)

SG&A costs (91) (90) (259) (312)

Income from operations 212 480 1,157 1,048

Operating income % 16.1% 26.0% 24.4% 20.0%

Net income 193 481 1,146 1,015

Net income as a % of net sales 14.7% 26.0% 24.2% 19.4%

Earnings per share (basic) € 0.44 1.09 2.70 2.36

Numbers have been rounded for readers’ convenience

* Customer Co-Investment Program

** incl. € 31 million CCIP contribution this quarter

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Slide 10

22 January 2014

Key financial trends 2012 – 2013

Consolidated statements of operations M€

Q4 12 Q1 13 Q2 13* Q3 13 Q4 13

Net sales 1,023 892 1,187 1,318 1,848

Gross profit 420 341 500 531 806

Gross margin % 41.1% 38.2% 42.1% 40.3% 43.6%

Other income 0 14 16 17 17

R&D costs (155) (185) (200) (244) (253)

SG&A costs (80) (63) (68) (91) (90)

Income from operations 185 107 248 212 480

Operating income % 18.1% 12.1% 20.9% 16.1% 26.0%

Net income 298 96 245 193 481

Net income as a % of net sales 29.1% 10.8% 20.7% 14.7% 26.0%

Litho units sold 34 29 38 34 56

ASP new litho systems 27.3 26.6 25.8 31.5 26.5

Net booking value 667 715 1,065 1,415 1,449

Numbers have been rounded for readers’ convenience

* Due to the Cymer acquisition, Q2 figures are restated for changes in

a) provisional purchase price allocation and

b) settlement of pre-existing relationships and cost to upgrade the first 11 3300 EUV sources

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22 January 2014

Cash flows M€

Q3 13 Q4 13 2012 2013

Net income 193 481 1,146 1,015

Adjustments to reconcile net income to net cash flows from operating activities:

Impairment and obsolescence 49 62 135 178

Depreciation and amortization 68 68 187 229

Deferred income taxes (13) (17) (72) (23)

Other non-cash items 20 19 21 56

Change in assets and liabilities (210) (91) (713) (401)

Net cash provided by (used in) operating activities 107 522 704 1,054

Net cash provided by (used in) investing activities 41 (95) (1,120) (368)

Net cash provided by (used in) financing activities 325 (153) (546) (113)

Total FX effects (4) (4) (2) (10)

Net increase (decrease) in cash & cash equivalents 469 270 (964) 563

Numbers have been rounded for readers’ convenience

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Slide 12

22 January 2014

Balance sheets M€

Assets Dec 31st, 2012 Dec 31st, 2013

Cash & cash equivalents and short-term investments 2,698 36% 3,011 26%

Net accounts receivable and finance receivables 909 12% 1,175 10%

Inventories, net 1,857 25% 2,393 21%

Other assets 558 8% 635 5%

Tax assets 200 3% 296 3%

Goodwill 149 2% 2,089 18%

Other intangible assets 10 0% 697 6%

Property, plant and equipment 1,030 14% 1,218 11%

Total assets 7,411 100% 11,514 100%

Liabilities and shareholders’ equity

Current liabilities 2,087 28% 2,869 25%

Non-current liabilities 1,257 17% 1,723 15%

Shareholders’ equity 4,067 55% 6,922 60%

Total liabilities and shareholders’ equity 7,411 100% 11,514 100%

Numbers have been rounded for readers’ convenience

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22 January 2014

Bookings activity by sector, EUV not included

Total value M€ 1,449

Foundry

25%

IDM

16%

Memory

59%

Net booked

44 new tools at € 1,393 million

8 used tools at € 56 million

Numbers have been rounded for readers’ convenience

ASML

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Slide 14

22 January 2014

Backlog in value per Dec 31, 2013 EUV not included

Total value M€ 1,953

Technology

KrF 13%

ArF immersion 84%

i-line 1% ArF dry 2%

End-use

Foundry 13%

IDM 32%

Memory 55%

83% of backlog carries shipment dates in the next 6 months

Numbers have been rounded for readers’ convenience

Region

(ship to location)

Taiwan 12%

USA 35%

Korea 29%

China 22%

Rest of Asia 1% Europe 1%

New

Used

Total

systems

systems

systems

Units

46

10

56

Value M€

1,906

47

1,953

ASP M€

41.4

4.7

34.9

ASML

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Slide 15

22 January 2014

Capital return to shareholders

ASML proposes to again increase dividend by 15% to € 0.61 per ordinary share

Through 31 December 2013, ASML acquired 4.6 million shares for a total consideration of € 300 million. The repurchased shares will be cancelled

30% of the € 1.0 billion 2013-2014 buy back program has been executed

ASML returned more than € 4.5 billion in dividend and share buy backs since 2006

Dividend (euro)

Dividend history

0.7 0.6 0.5 0.4 0.3 0.2 0.1 0

0.25 0.20 0.20 0.40 0.46 0.53 0.61

2007 2008 2009 2010 2011 2012 2013

€ millions

Cumulative capital return

5000 4500 4000 3500 3000 2500 2000 1500 1000 500

0

Dividend

Buy back

2006 2007 2008 2009 2010 2011 2012 2013

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Slide 16

22 January 2014

Business environment

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Slide 17

22 January 2014

Business environment

In the Foundry segment, our customers are installing capacity for the 20 nm node and are preparing for the 16/14nm node ramp, driven by the mobile applications market

MPU continues the 14nm node ramp

The Memory segment continues to pick up in light of tight mobile DRAM capacity. NAND demand is on a steady growth path with a stable market outlook, underpinning technology and capacity investments

ASML therefore reiterates that H1 2014 net sales will be around € 3 billion, excluding EUV, creating a solid basis for the remainder of 2014

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Slide 18

22 January 2014

ASML technology status

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Slide 19

22 January 2014

EUV overview

3 NXE:3300B systems shipping of which

1 system is exposing 10nm process qualification wafers at the customer site

2 systems under install

8 more NXE:3300B systems in various states of integration

1 system (#4) is factory qualified and preparing to ship

First NXE:3350 system has been started

EUV cleanroom extension is under construction

ASML

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Slide 20

22 January 2014

EUV — progress toward production insertion

Multiple customers have been printing EUV wafers for future node process qualification with excellent lithographic results

We have demonstrated source power capability to expose up to 50 wafers per hour on EUV systems

Progress made in the industrialization of EUV

improved source control architecture increasing the new output power by 40%

source up time and cost of ownership improvement demonstrated through in-situ cleaning technology improved mask defect management through the use of pellicles

EUV has been qualified for next node imaging and customer decision will be based on the economics driven by productivity and cost of ownership

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Slide 21

22 January 2014

EUV shipments and tool recognition

First NXE:3300B has been recognized in Q4 2013 sales

After having shipped 3 systems, we expect to deliver the 8 remaining EUV tools on order in 2014, 1 system will ship in Q1

Expected revenue recognition in 2014: 1 system in Q1, 1 system in Q2 and 6 systems in H2

Revenue recognition will happen after install and customer acceptance

Upon installation and customer acceptance, approx. € 60 million will be recognized, the remainder of approx. € 10 million will be deferred until machine is upgraded for higher productivity

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Slide 22

22 January 2014

Product highlights

Rapid adoption of our most advanced immersion tool NXT:1970Ci is illustrated by 1 tool shipment in Q3, 4 more in Q4 and a current backlog of 14

We saw a significant increase in sales of YieldStar metrology systems in 2013. These machines generate data used to control overlay, CD and focus for the most advanced process nodes. With YieldStar as a driver, Holistic Lithography sales doubled in 2013 versus 2012

Yieldstar adoption rate for 20nm volume manufacturing approaching 100%

Brion and a major foundry customer reached agreement on a comprehensive deal covering access to all of Brion’s computational lithography solutions.

This is the 3rd such deal with a foundry customer completed by Brion in 2013

ASML

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Slide 23

22 January 2014

Outlook

ASML

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Slide 24

22 January 2014

Q1 outlook

Net sales around € 1.4 billion

Gross margin around 42%

R&D costs of about € 280 million

SG&A costs of about € 85 million

Other income (Customer Co-Investment Program) of about € 20 million Q1 gross margin includes:

Revenue recognition for 1 EUV system. Excluding EUV, gross margin would be 1.9 % higher

ASML reiterates H1 2014 expected sales of around € 3 billion, excluding EUV

ASML